Exhibit 99.1

Contact for Media and Investors:

Margaret Shi

Email: ir@service.netease.com

Tel: (+86) 571-8985-3378

Twitter: https://twitter.com/NetEase_Global

NetEase Announces New Independent Director and Changes in Composition of Board Committees

(Hangzhou – June 30, 2022) – NetEase, Inc. (NASDAQ: NTES and HKEX: 9999, “NetEase” or the “Company”), one of China’s leading internet and online game services providers, today announced that its board of directors has appointed Ms. Grace Hui Tang as a new independent director, effective as of July 1, 2022. As a result of this appointment, the Company’s board of directors will consist of six members, five of whom are independent and two of whom are female.

Ms. Tang will also serve as the chairperson of the audit, compensation and nominating committees of the board as well as a member of the board’s environmental, social and governance committee. With these appointments and certain other changes to such committees which are effective as of July 1, 2022, the committees will be comprised of the following independent directors:

Audit Committee: Grace Hui Tang (chair), Alice Cheng and Joseph Tong

Compensation Committee: Grace Hui Tang (chair), Alice Cheng and Joseph Tong

Nominating Committee: Grace Hui Tang (chair), Alice Cheng and Joseph Tong

Environmental, Social and Governance Committee: Alice Cheng (chair), Grace Hui Tang and Joseph Tong

Ms. Tang worked at PricewaterhouseCoopers for more than 30 years, including approximately 19 years as an audit partner in Hong Kong and Chinese mainland, until her retirement in 2020. At PricewaterhouseCoopers, Ms. Tang was responsible for the audits of numerous public and private companies in Hong Kong, Chinese mainland and other jurisdictions. Since 2009, she has also been a professor at the Guanghua School of Management of Peking University where she teaches courses on accounting and auditing for the graduate school of the accounting department and on career development. In addition, Ms. Tang serves as an independent director of Textainer Group Holdings Ltd. (NYSE: TGH), Brii Biosciences Ltd. (HKEX: 2137) and Elkem ASA (OSLO: ELK). Ms. Tang received a bachelor’s degree in accounting from the University of Utah and an MBA degree from Utah State University.

“We are pleased to have Grace join our board. Her deep expertise in accounting, finance and business management, as well as her well-respected career distinguished by her commitment and diligence, make her the perfect fit for our board and our business,” said Mr. William Ding, CEO and Director of NetEase. “Grace’s onboarding also represents a milestone in our efforts to continue strengthening and diversifying our corporate governance. We appreciate the valuable support from each of our directors and we believe our new board team will continue to guide NetEase to grow and innovate.”

About NetEase, Inc.

As a leading internet technology company based in China, NetEase, Inc. (NASDAQ: NTES and HKEX: 9999, “NetEase”) provides premium online services centered around innovative and diverse content, community, communication and commerce. NetEase develops and operates some of China’s most popular mobile and PC games. In more recent years, NetEase has expanded into international markets including Japan and North America. In addition to its self-developed game content, NetEase partners with other leading game developers, such as Blizzard Entertainment and Mojang AB (a Microsoft subsidiary), to operate globally renowned games in China. NetEase’s other innovative service offerings include the majority-controlled subsidiaries Youdao (NYSE: DAO), China’s leading technology-focused intelligent learning company, and Cloud Village (HKEX: 9899), also known as NetEase Cloud Music, China’s leading online music content community, as well as Yanxuan, NetEase’s private label e-commerce platform. For more information, please visit: http://ir.netease.com/.

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